July 4, 2019

Cunjun Ma
Chief Executive Officer
Huize Holding Ltd
5/F, Building 3-4
Shenzhen Animation Park, Yuehai Road, Nanhai Avenue
Nanshan District, Shenzhen 518052
People's Republic of China

       Re: Huize Holding Ltd
           Draft Registration Statement on Form F-1
           Submitted June 6, 2019
           CIK No. 0001778982

Dear Mr. Ma:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted June 6, 2019

Prospectus Summary, page 1

1. We note your disclosure that industry and market data contained in the prospectus is quoted from the Oliver Wyman report that you commissioned. Please provide us with a copy of the report marked to identify support for the relevant statements in the prospectus.
2. Please revise the Summary to explain each defined term at first use. In particular, we note that the terms "insurance partners", "insurance clients", "GWP", "independent platform", and "long-term insurance product" are necessary to understand your business model and therefore require explanation prior to pages 6 and 7.
 Cunjun Ma
FirstName LastNameCunjun Ma
Huize Holding Ltd
Comapany NameHuize Holding Ltd
July 4, 2019
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Overview, page 1

3. Please revise the opening paragraphs of the Overview section to describe clearly your business and revenue model. These paragraphs should identify your role as an insurance intermediary, clarify that you do not bear underwriting risks, and highlight that you are compensated primarily through brokerage revenues paid by your "insurance partners."
         Context should be provided so that readers can readily understand the terms "client base"
         and "our products."
4. Please refer to the second paragraph of the Overview and revise to provide additional context for the two figures you present. In this regard, it is not clear from the disclosures on page 1 and 6 whether, and if so how, these two figures cover your property & casualty insurance business. With a view to possible disclosure, please also tell us why the "insured" figure is so much larger than the "clients" figure and whether this same dynamic exists across the life, health, and property & casualty markets.
5. With reference to your disclosures on pages 82 and 116, please revise the third paragraph of the Overview to highlight the relative importance of long-term health insurance product sales to your business in 2018 and also provide a brief discussion of critical illness insurance products.
6. Revise the fourth paragraph of the Overview to quantify the number of years you have been operating as an insurance intermediary.
7. Please revise the second full paragraph on page 2 to identify the client services that you provide to insurance clients.
Our Challenges, page 3

8. Please balance your Summary presentation by adding a new sub-heading highlighting risks factors impacting your business. In particular, we note that your Summary should address the developing regulatory framework, as cited on pages 14 and 132, and your non-
         compliance, or potential non-compliance, with numerous regulatory requirements, as cited on pages 14-16, 18, 22, 24-26, and 44.

Corporate History and Structure, page 4

9. With reference to pages 33 and 35, please revise the Summary to explain briefly the reasons for the VIE structure and its significance to shareholders. Also, revise the graphic on page 7 to identify the following entities: (i) Registrant, (ii) WFOF and (iii) VIE.
Implications of Being an Emerging Growth Company, page 5

10. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
 Cunjun Ma
FirstName LastNameCunjun Ma
Huize Holding Ltd
Comapany NameHuize Holding Ltd
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         present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Conventions that Apply to this Prospectus, page 6

11. We refer to the first paragraph on page 7. Tell us why your disclosure only takes into consideration your operations in mainland China and whether the operating matrix outside of mainland China is material to an understanding of your business.
We depend on our cooperation with our insurer partners..., page 18

12. We note that your risk factor disclosure highlights risks relating to the concentration of
         40% of your 2018 revenues in your two largest insurer partners. Please revise to identify these two partners. Alternatively, tell us why this information is not material to understanding the risk and also identify these partners in your response.
We may not be able to ensure..., page 18

13. Please revise to clarify your use of the term "affiliated" in this risk factor.
Use of Proceeds, page 60

14. Please revise to describe the "technology" and "client acquisition" uses.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Operating costs and expenses, page 82

15. Please revise to describe and quantify the components of the caption titled "Cost of revenue", such as service fees and insurance consultants, and explain the primary factors underlying changes in each of these component costs for each period presented.
16. Please describe and quantify for each period presented costs for the following activities:
         (A) development and maintenance of your online insurance product and service platform,
         (B) assistance to your insurance clients in product design, product selection, underwriting and claim application/settlement and (C) assistance to your insurance company partners in technology support, systems integration and product design/pricing and the regulatory approval process. Explain the factors underlying material changes in each of these amounts and your reasonably likely expectation for the future trend in these costs. Revise your disclosures accordingly.
Critical Accounting Policies
Reorganization, page 88

17. Please address the following regarding the June 2019 reorganization which you describe as a "non-substantial merger with no change in the basis of Huiye Tainze's assets and
 Cunjun Ma
FirstName LastNameCunjun Ma
Huize Holding Ltd
Comapany NameHuize Holding Ltd
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         liabilities" and have presented the reorganization retroactively, as if the Company had existed in its current corporate form at January 1, 2017:
           Please provide an analysis that more clearly explains your accounting treatment for the
             June 2019 reorganization.
           Tell us the basis for your accounting treatment, referring us to the specific technical guidance upon which you relied.
           Explain the similarity in shareholding structures referenced on page 69, whereby shareholders of Shenzhen Huiye Tianze Investment Holding Co. Ltd or Huiye Tainze
             include "PRC holding entities of our shareholders, holding shares in Huiye Tianze in a shareholding structure substantially identical to their respective shareholding in our company."
           Confirm that your shareholders are also the shareholders in your VIE that appear to hold a 72.44% controlling interest and explain the factors that you considered in determining that this ownership structure complied with existing and emerging PRC laws.
           Explain why the number of Series A, Series B, Series B+ and Series B++ redeemable common shares that were outstanding at December 31, 2018 and 2017 equaled the corresponding number of Series A, Series B, Series B+ and Series B++ preferred shares issued on June 6, 2019. Explain the relationship between these separate security issuances.
           Explain the differences between the number of shares issued on pages II-1 and II-2 and the corresponding number of shares issued on June 6, 2019 discussed on page 88.
Revenue Recognition
Consulting services, page 89

18. Please address the following regarding your consulting service revenues:
           You state that for both your risk consulting and insurance consulting services you determined that is the insured party is the customer. Clarify whether you only provide these consulting services to individuals who ultimately purchase an insurance policy through your brokerage business.
           Revise this section, as well as your business section and revenue recognition footnotes to more clearly identify the nature of the consulting services you provide.
            o Clearly differentiate your risk consulting services versus your insurance consulting services.
            o Clearly differentiate the activities you perform for and benefits received by the insured customer for your consulting services versus the services and advice you provide under a broker relationship.
            o Clarify the extent to which the insured parties to whom you provide consulting services tend to purchase the same type of policies as individuals who use you as a broker without consulting services. Alternatively, if the policies purchased by customers of your consulting business are more customized and/or complex,
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FirstName LastNameCunjun Ma
Huize Holding Ltd
Comapany NameHuize Holding Ltd
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                disclose that fact and explain the differences.
             Explain how brokerage commissions are processed once you receive the total
             "contract price." In this regard, you state that "of the total contract price received, the amount equal to the premium of the insurance product ...is recorded as insurance premium payable, while the remaining is recorded as revenue for the consulting service."
             Explain the extent to which the pricing of the insurance product differs for those on which you provide consulting services compared to insured products on which you provide no consulting service.
             Explain how you determine the value and price of your consulting services.
Share-based Compensation, page 90

19. Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your ordinary shares leading up to the planned offering and the midpoint of the estimated offering price range. This information will help facilitate our review of your accounting for equity issuances, including stock compensation and beneficial conversion features.
Our Industry, page 96

20. With reference to your disclosures on pages 3 and 99, please revise the Industry section to identify and explain the PRC government policies and ongoing healthcare reform efforts that have boosted demand for long-term health and long-term life policies.
Business
Our Strategies
Deepen our cooperative relationships with insurer partners, page 108

21. Please expand your disclosure to discuss the anticipated investment and timeframe applicable to your plan to optimize transaction processes, including system integration, in-
         force policy administration, intelligent underwriting and claims settlement. Discuss, as applicable, the compliance efforts and costs necessary to meet regulatory requirements.
Our Insurer Partners, page 115

22. Please revise to expand your discussion of the agreements governing your cooperative arrangements with insurer partners. Discuss, as applicable, the scope of services you typically provide, the respective rights and obligations of the parties, financial terms, indemnification provisions, and term and termination provisions.
Our product offerings, page 116

23. Please revise the table to also include 2017 data. In addition, we note that throughout the prospectus you present other measures, including operating revenues (page 79) and gross
 Cunjun Ma
Huize Holding Ltd
July 4, 2019
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         written premiums (pages 82 and 105) to highlight annual product sales and growth by product category. Please consider adding these two measures to the table to provide a more comprehensive presentation of your product offerings.
24. Please revise to disclose the insured partners who underwrite the long-term health insurance products that you discuss on pages 116 and 117. In this regard, we note that you disclose this information for the short-term health and life insurance products discussed on page 117.
Branding, Marketing and Sales, page 119

25. Your MD&A disclosure on page 78 indicates that fees to user traffic channels constituted the largest component of your operating costs and expenses. In addition, your risk factor disclosure on page 22 discusses two different business models (CPS and API) employed by these user traffic channels and highlights regulatory risks related to your past and current cooperation with these channels. Given the importance of these user channels to your business operations, please revise your Business discussion to provide a more detailed discussion of user traffic channels, including the business models and fee structures employed, as well as the applicable regulatory environment.
26. Please revise to expand your discussion of product branding. In this regard, please revise to discuss the extent to which the products you sell are direct and/or co-branded. Also tell us, and revise as applicable, to clarify whether your tailor-made insurance products are also co-branded. Also, revise your Summary disclosure to discuss briefly product branding, and if material, co-branding.
Risk Management and Internal Control, page 121

27. We note your statement that you have adopted policies and procedures to ensure rigorous risk management and internal controls, as well as your reference to exceptional risk management on page 123. Please disclose the basis for these disclosures. In this regard, we note that you do not discuss the oversight or resources committed to compliance with these policies and procedures and you cite numerous examples of non-compliance in your risk factor disclosures.
Intelligent Underwriting, page 122

28. Please revise to clarify whether it is the insured or the insurer who makes underwriting related queries to your client service representatives. Please also disclose the basis for
FirstName LastNameCunjun your rigorous and effective underwriting process is key to managing your stated belief that Ma
Comapany NameHuize Holding Ltd Discuss, as applicable, whether claims data, profitability risks for your insurer partners.
July 4, metrics for 6
        2019 Page your insurer partners, or other quantitative measures support the statement.
FirstName LastName
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FirstName LastNameCunjun Ma
Huize Holding Ltd
Comapany NameHuize Holding Ltd
July 4, 2019
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Taxation
People's Republic of China Taxation, page 174

29. Based on the disclosure in this section and the Exhibit Index, it is unclear whether
         Commerce & Finance Law Offices is providing a "short" or a "long form" opinion and which of the "certain" PRC tax matters are covered by that opinion. Please refer to Staff
         Legal Bulletin No. 19, Part III and note that we may have comment once
Exhibit 8.2 is
         filed and the scope of the opinion clarified.

Notes to Consolidated Financial Statements
2. Summary of significant accounting policies
(a) Basis of presentation, page F-12

30. You have identified yourself as an emerging growth company as defined by the Securities
         Act. Please expand your disclosure to include an explicit statement of your decision to elect or not elect use of the extended transition period for complying with new or revised financial accounting standards. Expand the risk factor discussion on page 56 accordingly.
(b) Basis of consolidation, page F-14

31. Please explain the following statements that appear to conflict with the dividend restrictions described in Note 24, and reconcile any apparent inconsistencies:

             Under the contractual arrangements with the VIE, the Company "can have assets transferred out of the VIE and VIE's subsidiaries."
             There is no asset of the VIE that can only be used to settle obligations of the VIE and
             VIE's subsidiaries, except for registered capital of the VIE and their subsidiaries, amounting to RMB328,737 thousand at December 31, 2018 and 2017.

         Explain how this amount of registered capital was determined and how it relates to assets and liabilities of Huiye Tianze, disclosed on page F-13.
 Cunjun Ma
FirstName LastNameCunjun Ma
Huize Holding Ltd
Comapany NameHuize Holding Ltd
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(w) Revenue recognition, page F-22

32. Please provide an accounting analysis that supports your adoption of ASU 2014-09, including a description of performance obligations identified in the contract, the composition of the transaction price, your basis for allocating the transaction price to performance obligations, and the factors you considered in establishing revenue recognition to be either at a point in time or over time. Please address the following in your response as well as your revised disclosure, referring to the specific guidance of ASU
         2014-09 on which you relied:
           Explain your consideration of whether loyalty programs, as discussed on pages 88-89, represent performance obligations or variable consideration under the new guidance.
           Describe and quantify the terms governing annual service contracts with your insurance company partners and your process for determining the existence of associated performance obligations under the new guidance. Describe and quantify the terms governing your risk consulting and insurance
             consulting services to the insured, including how the "total contract price" and the
             "premium of the insurance product as agreed with the insurance company" are determined. Explain your process for determining the existence of associated performance obligations under the new guidance.
           Describe any other adjustments to revenues or payments to customers and how you considered them as part of your adoption.
           Explain your consideration of how costs associated with obtaining and fulfilling the annual service contract with your insurance company partners and costs associated with risk consulting and insurance consulting services provided to your insurance clients should be recognized under the new guidance.
           Describe and quantify the extent to which the adoption of the new guidance altered the timing of revenue recognition as determined under the prior guidance for each of your major revenue streams.
(x) Cost of revenue, page F-23

33. Please revise to explain the terms governing "service fee paid to user traffic channels for successful sales" and confirm whether these fees constitute your total "channel cost."` In addition, clarify your statement that "channel cost is recognized when insurer obtains control of the insurance brokerage service, which is consistent with the revenue recognition." In particular, explain the process and timing for establishing insurer control of the insurance brokerage service.
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FirstName LastNameCunjun Ma
Huize Holding Ltd
Comapany NameHuize Holding Ltd
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General

34. Please ensure that all graphics are legible, including in the Industry section, and provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.
       You may contact Franklin Wyman at 202-551-3660 or Kevin Vaughn,
Accounting
Branch Chief, at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Joseph
McCann at 202-551-6262 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Healthcare & Insurance